Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING REPORTS FOURTH QUARTER AND FISCAL YEAR 2012
FINANCIAL RESULTS

- Fourth Quarter and Fiscal Year 2012 Revenues $48.7 Million and $180.5 Million, respectively -

- Americas Region PillCam SB Capsule Sales Increase 7% in Fourth Quarter 2012 -

- Fiscal Year 2012 GAAP and Non-GAAP EPS Increase 15% and 11% to $0.45 and $0.72, respectively -

- Fourth Quarter and Fiscal Year EPS Affected by Acquisition and Business Development Expenses -

YOQNEAM, Israel, February 12, 2013 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the fourth quarter and fiscal year ended December 31, 2012.

Revenues were $48.7 million in the fourth quarter of 2012, compared to $48.5 million in the fourth quarter of 2011.

Gross margin on a GAAP-basis in the fourth quarter of 2012 was 74.6 percent, compared to 77.4 percent in the fourth quarter of 2011.  Gross margin on a non-GAAP-basis in the fourth quarter of 2012 was 76.1 percent, compared to 77.9 percent in the fourth quarter of 2011.

On a GAAP-basis, operating profit was $3.6 million in the fourth quarter of 2012, compared to $4.9 million in the fourth quarter of 2011. Non-GAAP operating profit was $7.0 million in the fourth quarter of 2012, compared to $7.1 million in the same period in 2011.  The acquisition of SmartPill assets negatively impacted gross and operating profit. The effect on GAAP and non-GAAP operating profit was approximately $1.3 million and $0.3 million, respectively in the fourth quarter and full year 2012. The Company recorded SmartPill revenue of $0.6 million in the fourth quarter of 2012.

On a GAAP-basis, net income for the fourth quarter of 2012 was $5.1 million, or $0.16 per share, compared to $5.6 million, or $0.18 per share, in the same period in 2011.  On a non-GAAP-basis, net income for the fourth quarter of 2012 increased three percent to $7.9 million, or $0.25 per share on a fully diluted basis, compared to $7.7 million, or $0.25 per share on a fully diluted basis, in the fourth quarter of 2011.

A reconciliation of GAAP results to non-GAAP results is attached.

Cash provided by operating activities in the fourth quarter and in fiscal year 2012 was $11.0 million and $27.8 million, respectively. Cash and cash equivalents, short-term investments and marketable securities on December 31, 2012 totaled $124.1 million.

“We are pleased to have delivered record net income, both on a GAAP and non-GAAP-basis in 2012.  We achieved a solid six percent increase in revenues in the Americas region. Revenues in the rest of the world were impacted by the continuing economic weakness in Europe, delays caused by a change in our Japanese commercial strategy and a shortfall in revenues in China.  We expect 2013 to be a pivotal year for Given Imaging and our goal is to return to double-digit revenue growth as we expand the market for our comprehensive line of devices to visualize, detect, and monitor disorders in the digestive tract and introduce new, innovative products, including our next-generation capsule endoscope for the small bowel, PillCam SB3.  We plan to launch PillCam SB3 in Europe this quarter and in the U.S. later this year.” said Homi Shamir, president and CEO, Given Imaging.

Fourth Quarter 2012 Revenue Analysis

Revenues in the Americas region in the fourth quarter of 2012 increased by one percent to $31.3 million from $30.9 million in the same period in 2011.  The increase is attributable to a seven percent increase in sales of PillCam SB, which was partially offset by lower functional GI diagnostics product sales. Revenues in the EMEA region were $11.3 million compared to $11.4 million in the same period in 2011.  APAC revenues were $6.1 million, compared to $6.3 million in the same period in 2011.

Worldwide PillCam SB sales increased two percent to 61,800 capsules in the fourth quarter of 2012, compared to 60,300 capsules in the same period in 2011. PillCam SB sales in the Americas region increased by seven percent to 40,300 capsules in the fourth quarter of 2012, compared to 37,800 capsules in the fourth quarter of 2011.  PillCam SB sales in the EMEA region decreased by eight percent to 14,200 capsules, compared to 15,400 capsules in the fourth quarter of 2011, while PillCam SB sales in the APAC region increased by two percent to 7,300 capsules, compared to 7,200 capsules in the same period in 2011.

Worldwide sales of functional GI diagnostics products including the Bravo pH Monitoring System, Digitrapper pH-Z, ManoScan and SmartPill products increased by two percent to $14.6 million in the fourth quarter of 2012 compared to $14.3 million in the same period in 2011.  In the Americas region, functional GI diagnostics product revenue decreased by eight percent in the fourth quarter of 2012 to $11.0 million compared to $12.0 million in the same period in 2011. Functional GI diagnostics revenue in the EMEA region increased by 63 percent to $2.9 million, while revenue in the APAC region was $0.7 million, $0.1 million over the same quarter last year.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor Relations section.

Fiscal Year 2012 Financial Results

For the full year ended December 31, 2012, revenues increased by one percent to $180.5 million compared to $178.0 million in the same period in 2011.  Revenues in the Americas region in 2012 increased by six percent to $115.1 million from $108.8 million in the same period in 2011.  Revenues in the EMEA region decreased by five percent to $42.9 million compared to $45.1 million in 2011. APAC revenues decreased by six percent to $22.5 million, compared to $24.0 million in the same period in 2011. The decrease was attributable to weakness in sale of functional GI diagnostics products in the Far East and to lower capsule sales in the first half of 2012 in Australia and Japan.

Worldwide PillCam SB sales increased by 2 percent to 235,700 capsules in 2012, compared to 232,200 capsules in the same period in 2011.  PillCam SB sales in the Americas region increased two percent to approximately 145,500 capsules, compared to the 142,200 capsules that were sold in 2011.  PillCam SB sales in the EMEA region decreased by one percent to 58,900 capsules, compared to 59,400 capsules in 2011, while PillCam SB sales in the APAC region increased by two percent to 31,300 capsules, compared to 30,600 capsules in the same period in 2011.

Worldwide sales of Given Imaging’s functional GI diagnostics products increased by eight percent to $53 million in 2012 compared to $48.2 million in the same period in 2011.  In the Americas region, functional GI diagnostics product revenue increased by 11 percent in 2012 to $41.7 million compared to $37.5 million in the same period in 2011.  Functional GI diagnostics revenue in the EMEA region were $8.1 million, 13 percent higher than 2011, while revenue in the APAC region was $2.9 million compared to $3.5 million in the same period in 2011.

Gross margin on a GAAP-basis in 2012 was 76.2 percent, compared to 76.7 percent in 2011.  Gross margin on a non-GAAP-basis in 2012 was 77.2 percent, similar to 2011.

On a GAAP-basis, operating profit was $13.9 million in 2012, compared to $13.0 million in the same period in 2011. Non-GAAP operating profit was $23.1 million, compared to $21.6 million in the same period in 2011.  On a GAAP-basis, net income for 2012 was $14.4 million, or $0.45 per share, compared to $12.0 million, or $0.39 per share, in 2011.  GAAP net income and EPS in 2012 increased 20 percent and 15 percent over 2011, respectively. On a non-GAAP-basis, net income for 2012 increased 12 percent to $22.6 million, or $0.72 per share on a fully diluted basis, compared to $20.1 million, or $0.65 per share on a fully diluted basis, in the same period in 2011.

2013 Guidance

The Company expects that 2013 revenues will be between $195 million and $205 million.

The Company expects that earnings per share will be between $0.55 - $0.63 on a GAAP-basis and between $0.80 – $0.88 on a non-GAAP-basis. EPS expectations have been reduced by approximately 8 cents per share related to the effect of the newly imposed Medical Device Tax in the U.S.

Conference Call / Webcast Information

Given Imaging will host a conference call on Wednesday, February 13, 2013 at 9:00am ET, 4:00pm Israel time to discuss fourth quarter and fiscal year 2012 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 1-888-438-5448; Israel, 1-80-924-5906.  Callers in other countries should dial 719-457-2645. The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until February 27, 2013, by dialing 888-203-1112. Callers in Israel should dial 1-80-924-6038. Callers outside of the U.S. and Israel should dial 719-457-0820. The replay participant code is 9489476.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z impedance, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the ability of the Company to reach agreement on any strategic alternative and/or to complete any such alternative, as well as the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended December 31, 2011 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Three month period
ended December 31, 2012

Compensation expenses	$-	$180	$551	$810	$-	$1,541
One time expenses (SmartPill, Strategic Alternatives)	250	-	677	325	(352)	$900
PPA (Sierra & SmartPill)	483	-	93	-	(173)	403
Total	$733	$180	$1,321	$1,135	$(525)	$2,844

Three month period
ended December 31, 2011

Compensation expenses	$-	$208	$640	$1,042	$-	$1,890
PPA (Sierra)	237	-	81	-	(128)	190
Total	$237	$208	$721	$1,042	$(128)	$2,080

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Twelve Months Ended December 31, 2011 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Twelve month period
ended December 31, 2012

Compensation expenses	$-	$724	$1,985	$3,449	$-	$6,158
One time expenses (SmartPill, Strategic Alternatives)	250	-	677	325	(352)	900
PPA (Sierra & SmartPill)	1,527	-	336	-	(687)	1,176
Total	$1,777	$724	$2,998	$3,774	$(1,039)	$8,234

Twelve month period
ended December 31, 2011

Compensation expenses	$-	$708	$2,175	$4,480	$-	$7,363
PPA (Sierra)	948	-	324	-	(509)	763
Total	$948	$708	$2,499	$4,480	$(509)	$8,126

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended December 31, 2011 and 2012
Condensed, unaudited, in thousands except share and per share data

		Q4/12			Q4/11
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$36,347	$733	$37,080	$37,533	$237	$37,770
Research and development, net	5,658	(180)	5,478	7,089	(208)	6,881
Sales and marketing	20,841	(1,321)	19,520	19,890	(721)	19,169
General and administrative	5,907	(1,135)	4,772	5,560	(1,042)	4,518
Income tax expense (Income)	(1,187)	525	(662)	70	128	198
Net income attributable to shareholders	$5,100	$2,844	$7,944	$5,622	$2,080	$7,702
Diluted EPS attributable to shareholders	$0.16	$0.09	$0.25	$0.18	$0.07	$0.25

(*) See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the Twelve months ended December 31, 2011 and 2012
Condensed, unaudited, in thousands except share and per share data

		YTD 12			YTD 11
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Gross profit	$137,530	$1,777	$139,307	$136,489	$948	$137,437
Research and development, net	24,188	(724)	23,464	25,016	(708)	24,308
Sales and marketing	76,272	(2,998)	73,274	75,014	(2,499)	72,515
General and administrative	22,746	(3,774)	18,972	23,078	(4,480)	18,598
Income tax expense	459	1,039	1,498	2,158	509	2,667
Net income attributable to shareholders	$14,350	$8,234	$22,584	$11,978	$8,126	$20,104
Diluted EPS attributable to shareholders	$0.45	$0.27	$0.72	$0.39	$0.26	$0.65

(*) See specified items

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

	December 31,
	2012 (Unaudited)	2011
Assets

Current assets
Cash and cash equivalents	$35,442	$24,285
Short-term investments	58,446	64,762
Accounts receivable:
Trade	31,279	32,406
Other	4,654	5,259
Inventories	22,591	22,921
Advances to suppliers	1,349	1,207
Deferred tax assets	3,526	1,538
Prepaid expenses	1,809	1,373

Total current assets	159,096	153,751

Other long term assets	924	1,266

Assets held for employees’ severance payments	7,974	6,854

Long-term investments	30,188	16,003

Non-current inventory	6,150	4,926

Fixed assets, less accumulated depreciation	12,335	12,301

Intangible assets, less accumulated amortization	30,705	29,075

Goodwill	26,942	24,089

Total Assets	$274,314	$248,265

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

	December 31,
	2012 (Unaudited)	2011
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$38	$139
Accounts payable:
Trade	8,756	8,081
Other	27,091	28,397
Deferred income	929	521

Total current liabilities	36,814	37,138

Long-term liabilities
Obligation under capital lease, net	78	120
Liability in respect of employees’ severance payments	8,761	7,720
Contingent consideration in respect of business combination	1,038	-
Deferred tax liabilities	4,675	5,362
Total long-term liabilities	14,552	13,202

Total liabilities	51,366	50,340

Commitments and contingencies

Equity
Shareholders` equity:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2012 and 2011,
31,080,876 and 30,448,838 shares issued and fully
paid as of December 31, 2012 and 2011, respectively)	367	359
Additional paid-in capital	219,103	208,838
Capital reserve	1,591	2,051
Accumulated other comprehensive income (loss)	266	(885)
Retained earnings (accumulated deficit)	1,621	(12,729)
Total shareholders` equity	222,948	197,634
Non-controlling interests	-	291
Total equity	222,948	197,925

Total liabilities and equity	$274,314	$248,265

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Income
(In thousands except share and per share data)

	Year ended December 31,
	2012 (Unaudited)	2011	2010
Revenues	$180,501	$177,955	$157,809
Cost of revenues	(42,971)	(41,466)	(37,629)

Gross profit	137,530	136,489	120,180

Operating expenses
Research and development, gross	(25,627)	(26,129)	(21,695)
Government grants	1,439	1,113	1,477
Research and development, net	(24,188)	(25,016)	(20,218)

Sales and marketing	(76,272)	(75,014)	(67,114)
General and administrative	(22,746)	(23,078)	(25,138)
Other, net	(455)	(397)	(759)

Total operating expenses	(123,661)	(123,505)	(113,229)

Operating profit	13,869	12,984	6,951

Financial income, net	847	1,343	2,599

Profit before taxes on income	14,716	14,327	9,550

Income tax expense	(459)	(2,158)	(1,362)

Net Profit	14,257	12,169	8,188

Net loss (profit) attributable to non-controlling interest	93	(191)	290

Net profit attributable to shareholders	$14,350	$11,978	$8,478

Net change in respect of available for sale securities	1,151	(980)	(304)
Total comprehensive profit attributable to
Shareholders	$15,501	$10,998	$8,174

Total comprehensive profit (loss) attributable
to non-controlling interest	(93)	191	(290)

Total comprehensive profit	$15,408	$11,189	$7,884

Earnings per share:

Basic Earnings attributed to shareholders
per Ordinary Share	$0.47	$0.40	$0.29

Diluted Earnings attributed to shareholders
per Ordinary Share	$0.45	$0.39	$0.28

Weighted average number of Ordinary Shares used to
compute basic Earnings per Ordinary Share	30,853,581	30,212,787	29,670,842
Weighted average number of Ordinary Shares used to
compute diluted Earnings per Ordinary Share	31,563,208	31,089,499	30,525,654

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2012 (Unaudited)	2011	2010
Cash flows from operating activities:
Net profit	$14,257	$12,169	$8,188

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	8,597	8,296	7,662
Goodwill impairment	-	-	20
Deferred tax assets	(1,988)	100	761
Deferred tax liabilities	(687)	(509)	(888)
Stock based compensation	6,158	7,363	8,482
Loss from disposal of long term assets	484	397	739
Decrease (increase) in accounts receivable – trade	977	(4,544)	560
Decrease (increase) in other accounts receivable – other	1,252	(968)	(488)
Decrease (increase) in prepaid expenses	(436)	212	(23)
Decrease (increase) in advances to suppliers	(142)	(766)	93
Decrease (increase) in inventories	(299)	(3,145)	2,331
Increase (decrease) in accounts payable	(691)	1,433	3,389
Increase (decrease) in deferred revenue	408	(267)	554
Other	(62)	158	304
Net cash provided by operating activities	27,828	19,929	31,684

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(7,005)	(10,551)	(5,056)

Other long term assets, net	(538)	(39)	(6)
Acquisition of Businesses, net of cash acquired (1)	(6,000)	-	(34,709)
Change in short term deposit, net	4,968	(20,176)	(26,830)
Proceeds from sales and maturity of marketable securities	13,343	11,141	25,167
Investments in marketable securities	(24,827)	(16,910)	(5,953)
Net cash used in investing activities	(20,059)	(36,535)	(47,387)

Cash flows from financing activities:
Principal payments on capital lease obligation	(129)	(168)	(143)
Proceeds from the issuance of Ordinary Shares	4,115	6,585	4,219
Purchase of shares from a non-controlling shareholder in a subsidiary	(658)	-	(403)
Net cash provided by financing activities	3,328	6,417	3,673

Effect of exchange rate changes on cash and cash equivalents	60	(145)	191
Increase (decrease) in cash and cash equivalents	11,157	(10,334)	(11,839)
Cash and cash equivalents at beginning of year	24,285	34,619	46,458
Cash and cash equivalents at end of year	$35,442	$24,285	$34,619

Supplementary cash flow information:

Income taxes paid	$2,883	$2,179	$234